SECURITIES AND EXCHANGE COMMISSION

                    Washington, D. C.  20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                         Amendment No. 3


              American Resources of Delaware, Inc.
------------------------------------------------------------------
                        (Name of Issuer)


                Common Stock ($.00001 Par Value)
------------------------------------------------------------------
                 (Title of Class of Securities)

                          02926 U 30 8
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                           (CUSIP No.)

                         Leonard K. Nave
                          Rick G. Avare
                        160 Morgan Street
                      Versailles, KY  40383
                         (606) 873-5455
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   Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications

                             Various
------------------------------------------------------------------
     (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule
13G to report the acquisition which is the subject of this
Statement and is filing this Statement because of Rule 13d-1 (b)(3)
or (4), check the following box:   (   )

Check the following box if a fee is being paid with this Statement:
(  )

                                            Page ___ of ___ Pages

CUSIP NO.                          13D
          02926 U 30 8
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1.   NAME OF REPORTING PERSON
     Leonard K. Nave, Trustee
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                            ------
                                                       (b)    X
                                                            ------
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

                               00
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                  ----------------
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                               USA
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     Number of                     7.   SOLE VOTING POWER

     Shares                                  None
                                   -------------------------------
     Beneficially                  8.   SHARED VOTING POWER

     Owned By                               993,623
                                   -------------------------------

     Each                          9.   SOLE DISPOSITIVE POWER

     Reporting                                None
                                   -------------------------------

     Person                        10.  SHARED DISPOSITIVE POWER

                                             993,623
------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Leonard K. Nave, Trustee, beneficially owns 993,623 shares of common stock of American Resources of Delaware, Inc.

------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                       -----------
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   10.3%
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14.  TYPE OF REPORTING PERSON
                               IN
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                                            Page ___ of ___ Pages

CUSIP NO.                          13D
         02926 U 30 8
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1.   NAME OF REPORTING PERSON
     Southern Gas Holding Company, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          61-1200618
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                            ------
                                                       (b)    X
                                                            ------
------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------
4.   SOURCE OF FUNDS

                               00
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                  ----------------
------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                          Kentucky
------------------------------------------------------------------
     Number of                     7.   SOLE VOTING POWER

     Shares                                  None
                                   -------------------------------
     Beneficially                  8.   SHARED VOTING POWER

     Owned By                               993,623
                                   -------------------------------

     Each                          9.   SOLE DISPOSITIVE POWER

     Reporting                                None
                                   -------------------------------

     Person                        10.  SHARED DISPOSITIVE POWER

                                            993,623
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Southern Gas Holding Co. beneficially owns 993,623 shares of common stock of American Resources of Delaware, Inc.

------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                       -----------
------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   10.3%
------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                               CO
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                                            Page ___ of ___ Pages

CUSIP NO.                          13D
         02926 U 30 8
------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     Leonard K. Nave
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####
------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                            ------
                                                       (b)    X
                                                            ------
------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------
4.   SOURCE OF FUNDS

                           BK, PF, OO
------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                  ----------------
------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                             USA
------------------------------------------------------------------
     Number of                     7.   SOLE VOTING POWER

     Shares                                  304,839
                                   -------------------------------

     Beneficially                  8.   SHARED VOTING POWER

     Owned By                                993,623
                                   -------------------------------

     Each                          9.   SOLE DISPOSITIVE POWER

     Reporting                               304,839
                                   -------------------------------

     Person                        10   SHARED DISPOSITIVE POWER

                                            993,623
------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Leonard K. Nave beneficially owns 1,298,462 shares of common stock of American Resources of Delaware, Inc.

------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                  ----------------
------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              13.0%
------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                               IN
------------------------------------------------------------------

                                            Page ___ of ___ Pages

CUSIP NO.                          13D
           02926 U 30 8
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1.   NAME OF REPORTING PERSON
     Rick G. Avare
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####
------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                            ------
                                                       (b)    X
                                                            ------
------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------
4.   SOURCE OF FUNDS

                           BK,PF,OO,SC
------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                  ----------------
------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                             USA
------------------------------------------------------------------
     Number of                     7.   SOLE VOTING POWER

     Shares                                788,028
                                   -------------------------------
     Beneficially                  8.   SHARED VOTING POWER

     Owned By                             1,596,845
                                   -------------------------------
     Each                          9.   SOLE DISPOSITIVE POWER

     Reporting                             788,028
                                   -------------------------------
     Person                        10.  SHARED DISPOSITIVE POWER

                                          1,596,845
------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Rick G. Avare beneficially owns 2,384,873 shares of common stock of American Resources of Delaware, Inc.

------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                       -----------
------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              23.0%
------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                               IN
------------------------------------------------------------------

                                            Page ___ of ___ Pages

CUSIP NO.                          13D
           02926 U 30 8
------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     Prima Capital LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          61-1278562
------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                            ------
                                                       (b)    X
                                                            ------
------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------
4.   SOURCE OF FUNDS

                              PF,OO
------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)
                                                  ----------------
------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                             USA
------------------------------------------------------------------
     Number of                     7.   SOLE VOTING POWER

     Shares                                602,088
                                   -------------------------------
     Beneficially                  8.   SHARED VOTING POWER

     Owned By                               NONE
                                   -------------------------------
     Each                          9.   SOLE DISPOSITIVE POWER

     Reporting                             602,088
                                   -------------------------------
     Person                        10.  SHARED DISPOSITIVE POWER

                                            NONE
------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Rick G. Avare beneficially owns 602,088 shares of common stock of American Resources of Delaware, Inc.

------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     SHARES
                                                ------------------
------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              6.2%
------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                               OO
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                                            Page ___ of ___ Pages

ITEM 1.   Security and Issuer.
          -------------------

     Not Amended.

ITEM 2.   Identity and Background.
          -----------------------

     Item 2 is amended to add Prima Capital LLC as a Reporting Person. Prima Capital LLC ("Prima") is a Kentucky limited liability company. Its principal business is investing in oil and gas properties and investments incidental thereto. During the last five years, Prima has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, and Prima was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The address of Prima's principal business and principal office is 160 Morgan Street, Versailles, Kentucky 40383. Rick G. Avare and four other individuals each own a 20% interest in Prima. Rick G. Avare is the sole administrative member of Prima and has the sole power to vote and dispose of the shares of Common Stock owned by Prima.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Item 3 is amended to add the following at the end thereof:

     On June 6, 1997, Prima purchased 304,606 shares of Common Stock in a private transaction for $1.85 per share for an aggregate of $563,521. The purchase price was paid with funds borrowed from David Fox, Jr. and his sons evidenced by a 120 day unsecured promissory note bearing interest at the rate of 10% per annum.

                                            Page ___ of ___ Pages

ITEM 4.   Purpose of Transaction.
          ----------------------
     Not amended.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

     Item 5 is amended to read as follows:

     (a) At June 30, 1997, 9,682,922 shares of Common Stock were issued and outstanding. The reporting persons identified in ITEM 2 above, beneficially own the following shares of ARI Common Stock:

          Reporting Person              No. Shares     Percent
          ----------------              ----------     -------
          Southern Gas Holding          993,623        10.3%
          Leonard K. Nave, Trustee      993,623        10.3%
          Leonard K. Nave             1,298,462        13.0%
          Rick G. Avare               2,384,873        23.0%
          Prima Capital LLC             602,088         6.2%

     (b) The reporting persons have the following sole or shared power to vote shares of ARI Common Stock ("Voting Power") and the sole or shared power to dispose of shares of ARI Common Stock
("Investment Power"):

     Southern Gas Holding:
          Sole Voting Power             None
          Shared Voting Power           993,623 (1)
          Sole Investment Power         None
          Shared Investment Power       993,623 (1)

     Leonard K. Nave, Trustee:
          Sole Voting Power             None
          Shared Voting Power           993,623 (1)
          Sole Investment Power         None
          Shared Investment Power       993,623 (1)

     Leonard K. Nave
          Sole Voting Power             304,839 (2)
          Shared Voting Power           993,623 (1)
          Sole Investment Power         304,839 (2)
          Shared Investment Power       993,623 (1)

                                            Page ___ of ___ Pages

     Rick G. Avare:
          Sole Voting Power             788,028 (3)
          Shared Voting Power         1,596,845 (4)
          Sole Investment Power         788,028 (3)
          Shared Investment Power     1,596,845 (4)

     Prima Capital LLC:
          Sole Voting Power             None
          Shared Voting Power           602,088 (5)
          Sole Investment Power         None
          Shared Investment Power       602,088 (5)

Footnotes:

          (1)  Shares owned of record by Southern Gas Holding
               Company, Inc.

          (2) Shares and options to purchase shares owned of record by Leonard K. Nave, individually.

          (3) Shares, options and conversion rights owned of record by Rick G. Avare.

          (4)  993,623 shares owned of record by Southern Gas
               Holding, 602,088 shares owned of record by Prima
               Capital LLC, and 1,134 shares owned of record by JJR Investments.

          (5)  Shares owned of record by Prima Capital LLC.


     Leonard K. Nave disclaims the beneficial ownership of 60% of the shares of Common Stock owned of record by Southern Gas Holding Company, Inc. Rick G. Avare disclaims the beneficial ownership of 47.5% of the shares of Common Stock owned of record by Southern Gas Holding Company, Inc. and 80% of the shares of Common Stock owned of record by Prima Capital LLC. The filing of this Schedule 13D shall not be construed as an admission by either Leonard K. Nave or Rick G. Avare that such persons, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of such shares of Common Stock.

                                            Page ___ of ___ Pages

     It was previously reported that Rick G. Avare, Leonard K. Nave, Douglas Hawthorne, Andrew Kacic and Donald Schellpfeffer jointly owned 147,482 shares of Common Stock. Effective June 18, 1997, the record ownership of the shares was transferred to all five individuals in exchange for their personal assumption of a proportionate percentage of the indebtedness incurred upon their purchase, with 29,496 shares being transferred to Rick G. Avare and 29,200 shares being transferred to Leonard K. Nave. Rick G. Avare and Leonard K. Nave each previously disclaimed the beneficial ownership of 80% of the 147,482 jointly owned shares.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships
          --------------------------------------------------------
With Respect to Securities of the Issuer.
----------------------------------------

     On July 16, 1997, ARI issued and sold 500,000 shares of Common Stock to its principal lender, Den norske Bank ASA ("Bank"). As a condition precedent to the sale, the Bank required Rick G. Avare and Southern Gas Holding, Inc. to enter into a Co-Sale Agreement with the Bank under which Avare and Southern Gas Holding agreed to purchase a formula percentage of the Common Stock purchased by the Bank if Rick G. Avare and/or Southern Gas Holding should sell 200,000 or more shares of Common Stock in private transactions. A copy of the Co-Sale Agreement is attached hereto as Exhibit 10.82 to ARI's Current Report on Form 8-K dated July 11, 1997, which was previously filed with the Commission and is incorporated herein by reference.

     Except as otherwise disclosed in this Schedule 13D, none of the reporting persons has any contracts, arrangements,

                                            Page ___ of ___ Pages
understandings or relationships among themselves or with any other persons with respect to any securities of ARI.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

     The following exhibit is attached hereto:

     Exhibit 3-1    Agreement among Southern Gas Holding Company,
     -----------    Inc., Leonard K. Nave, individually, Leonard K.
                    Nave, Trustee, Rick G. Avare and Prima Capital
                    LLC pursuant to Rule 13d-1(f)(1)(iii).

     The following exhibit is incorporated herein by reference:

     Exhibit 3-2    Co-Sale Agreement entered into on July 16, 1997
     -----------    among Den norske Bank ASA, Rick G. Avare,
                    Southern Gas Holding Company, Inc. and ARI, a copy of which was filed as Exhibit 10.82 to ARI Current Report on Form 8-K dated July 11,
                    1997 which was previously filed with the Commission.


                            SIGNATURE
                            ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 1997

                              /s/ Leonard K. Nave
                              -----------------------------------
                              Leonard K. Nave, Individually

                              /s/ Leonard K. Nave
                              -----------------------------------
                              Leonard K. Nave, Trustee

                              /s/ Rick G. Avare
                              -----------------------------------
                              Rick G. Avare, Individually

                              Southern Gas Holding Company, Inc.


                              By: /s/ Leonard K. Nave
                                 --------------------------------
                                 Leonard K. Nave
                                 President

                              Prima Capital LLC


                              By: /s/ Rick G. Avare
                                 --------------------------------
                                 Rick G. Avare
                                 Administrative Member

                                            Page ___ of ___ Pages

                           EXHIBIT 3-1

                            AGREEMENT

     THIS AGREEMENT ("Agreement") is made and entered into by and among SOUTHERN GAS HOLDING COMPANY, INC., a Kentucky corporation ("SGH"), LEONARD K. Nave, Trustee under a Trust Agreement dated April 30, 1990 ("Trustee"), LEONARD K. NAVE, individually ("Nave"), Rick G. Avare, individually ("Avare"), and PRIMA CAPITAL LLC, a Kentucky limited liability company ("Prima").
                      W-I-T-N-E-S-S-E-T-H:
     WHEREAS, SGH, Trustee, Nave, Avare and Prima own, beneficially, 10.3%, 10.3%, 13.0%, 23.0% and 6.2%, respectively, of the shares of $.00001 par value common stock of American Resources of Delaware, Inc. ("ARI"); and
     WHEREAS, Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Act"), requires that when a Schedule 13D is filed on behalf of more than one person, the Schedule 13D shall include as an exhibit the agreement in writing of such persons that the Schedule 13D is filed on behalf of each of them; and
     WHEREAS, SGH, Trustee, Nave, Avare and Prima desire to file a single Schedule 13D with respect to their ownership of shares of $.00001 common stock of ARI ("ARI Common Stock"),
     NOW, THEREFORE, in consideration of the premises and the mutual promises of the parties hereto, they hereby covenant and agree as follows:
                                            Page ___ of ___ Pages

     1.   SGH, Trustee, Nave, Avare and Prima agree that a single
Schedule 13D and any amendments thereto relating to the shares of $.00001 par value common stock of ARI ("ARI Common Stock") shall be filed on behalf of each of them.
     2. SGH, Trustee, Nave, Avare and Prima each acknowledge and agree that pursuant to Rule 13d-1(f)(1) under the Act each of them is individually responsible for the timely filing of such Schedule 13D and any amendments thereto and for the completeness and accuracy of the information contained therein.
     3. This Agreement shall not be assignable by any party hereto.
     4. This Agreement shall terminate upon the first to occur of the following: (a) the death of Nave or Avare, (b) the dissolution of SGH or Prima, (c) the termination of the above mentioned Trust Agreement, or (d) the delivery of a written notice of termination by any party hereto to all of the other parties hereto.
     5. This Agreement supersedes the prior agreement entered into among SGH, Trustee, Nave and Avare pertaining to the same subject matter.
     6. This Agreement may be executed in two or more counterparts, all of which shall constitute a single instrument, but each of which shall be deemed to be an original copy hereof.
     EXECUTED as of the 25th day of July, 1997.
SOUTHERN GAS HOLDING COMPANY, INC.


By: /s/ Leonard K. Nave
   ----------------------
   Leonard K. Nave
   President

                                            Page ___ of ___ Pages

/s/ Leonard K. Nave
-------------------------
Trustee


/s/ Leonard K. Nave
-------------------------
Leonard K. Nave
Individually

/s/ Rick G. Avare
-------------------------
Rick G. Avare
Individually

Prima Capital LLC


By:/s/ Rick G. Avare
   ----------------------
   Rick G. Avare
   Administrative
   Member



                                            Page ___ of ___ Pages